

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Donald R. Young
Chief Executive Officer
Aspen Aerogels, Inc.
30 Forbes Road, Building B
Northborough, MA 01532

      Re: Aspen Aerogels, Inc.
          Registration Statement on Form S-3
          Filed March 15, 2021
          File No. 333-254250

Dear Mr. Young:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Donald Field at 202-551-3680 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services